

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Joseph Hayek
Vice President and Chief Financial Officer
Worthington Enterprises, Inc.
200 West Old Wilson Bridge Road
Columbus, OH 43085

> **Re: Worthington Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2023**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2024**
> **Response dated May 30, 2024**
> **File No. 001-08399**

Dear Joseph Hayek:

We have reviewed your May 30, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

Form 10-Q for Fiscal Quarter Ended February 29, 2024

Adjusted EBITDA, page 35

1. We note your response to prior comment 1. Notwithstanding your definition of Adjusted EBITDA on page 1 of your Form 10-Q for the period ended February 29, 2024, we remind you that Question 103.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures indicates that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization" and "earnings means net income." Since your reconciliation begins with net earnings from continuing operations, rather than net earnings, please revise your future filings to change the name of your non-GAAP measure to "Adjusted EBITDA from continuing operations" to reflect the nature of this non-GAAP financial measure more accurately.

Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing